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                                                                Exhibit (a)(13)

FORM OF LETTER NOTIFYING OPTIONEE OF COMPANY'S ACCEPTANCE OF TENDERED OPTIONS


To:  [OPTION HOLDER NAME]
     [OPTION HOLDER ADDRESS]

     Upon the terms and subject to the conditions set forth in the Offer to Exchange dated January 24, 2002 and your Acceptance Letter, 724 Solutions Inc. hereby accepts your tender to the Company, of [NUMBER OF TENDERED OPTIONS] options to purchase common shares of 724 Solutions Inc.

     Subject to the various provisions contained in the Offer to Exchange, we expect to grant you [NUMBER OF TENDERED OPTIONS] new options on August 29, 2002, which will be 25% immediately vested upon grant and which will have a strike price equal to the closing share price the day before grant.

Yours truly,


Calvin Barrett
724 Solutions Inc.